Sprott Physical Gold and Silver Trust 40-F

Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, Manager of Sprott Physical Gold and Silver Trust (the Trust)

We consent to the use of:

•	our report of independent registered public accounting firm dated March 21, 2023 on the financial statements of the Trust, which comprise the statements of financial position as at December 31, 2022 and 2021, the related statements of comprehensive income (loss), changes in equity, and cash flows for the each of the years ended December 31, 2022 and 2021, and the related notes; and
•	our report of independent registered public accounting firm dated March 21, 2023 on the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2022 each of which is included in the Annual Report on Form 40-F of the Trust for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-255126) on Form F-10 of the Trust.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 21, 2023